PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +1 514 876 1502 “PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Lightspeed POS Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Lightspeed POS Inc. and its subsidiaries (together, the Company) as of March 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of Intangible Assets in Business Acquisitions of ShopKeep and Upserve As described in note 5 to the consolidated financial statements, the Company completed the acquisitions of (i) ShopKeep for a net consideration of $554 million in November of 2020, which resulted in $96 million of intangible assets related to customer relationships and software technology and $474 million of goodwill being recorded; and (ii) Upserve for a net consideration of $411 million in December of 2020, which resulted in $101 million of intangible assets related to customer relationships and software technology and $339 million of goodwill being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of key estimates and assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, payment attach rates, and the discount rates. The principal considerations for our determination that performing procedures relating to the valuation of intangible assets in business acquisitions of ShopKeep and Upserve is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimates; (ii) significant audit effort in evaluating the key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, attrition rates, payment attach rates, and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, attrition rates, payment attach rates, and discount rates for the intangible assets. Evaluating the reasonableness of the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates and the payment attach rates involved considering the past performance of the acquired businesses and the Company, as well as economic and industry forecasts and considering whether they were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the valuation methods and evaluating key assumptions, including the discount rates. /s/PricewaterhouseCoopers LLP1 Montréal, Canada May 20, 2021 We have served as the Company’s auditor since 2015. 1 CPA auditor, CA, public accountancy permit No. TA145383